

June 24, 2019

Neil Kumar, Ph.D.
Chief Executive Officer
BridgeBio Pharma LLC
421 Kipling Street
Palo Alto, CA 94301

> **Re: BridgeBio Pharma, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 24, 2019**
> **File No. 333-231759**

Dear Dr. Kumar:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 3 to Form S-1 filed on June 24, 2019

Exhibits

1. We note your disclosure on page 250 of your registration statement under the heading "Description of Capital Stock" stating that the forum selection provision in your amended and restated by-laws does not apply to any actions arising under the Securities Act or Exchange Act. Please ensure that the exclusive forum provision in your by-laws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

      You may contact Rolf Sundwall at 202-551-3105 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Maggie Wong, Esq.